Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

October 5, 2011

VIA EDGAR

Barbara Jacobs

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Patents Professional, Inc. (the “Company”)

                        Amendment No. 8 to Registration Statement on Form S-1

Filed October 5, 2011

                        File No. 333-160031

Dear Ms. Jacobs:

Pursuant to the staff’s oral comments dated September 6, 2011, we respectfully submit this letter on behalf of our client, the Company.

In Amendment No. 8 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about October 5, 2011.

On pages 6, 27 and 30, of Amendment No. 8 to the Company’s Form S-1, the Company has clarified that if the Company is successful in taking an equity position with a customer, the Company will provide the funds for making the patent application, use its knowledge and expertise in arranging the filing of the patent application, and it will sell the patent.  The Company also clarifies that all of these efforts will be the Company’s alone, with no participation or efforts of any other party.

The Company has also included an updated legality opinion as Exhibit 5 and consents of counsel and independent registered public accounting firm as Exhibits 23(i) and 23(ii), respectively.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo